1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 15, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Feb. 15, 2022 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the 2021 Business Report and Financial Statements. Consolidated revenue totaled NT$1,587.42 billion and net income was NT$596.54 billion, with diluted earnings per share of NT$23.01.

2. Approved the distribution of a NT$2.75 per share cash dividend for the fourth quarter of 2021, and set June 22, 2022 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be June 16, 2022. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 18 through June 22, 2022) for registration transfer, and the dividend will be paid on July 14, 2022. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 16, 2022. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 17, 2022.

3. Approved distribution of employees’ business performance bonus and profit sharing totaling approximately NT$71,202.90 million for 2021. This includes business performance bonus of NT$35,601.45 million distributed following each quarter of 2021 and profit sharing of NT$35,601.45 million to be distributed in July 2022.

4.Approved capital appropriations of approximately US$20,944.17 million (approximately NT$555,017.75 million) for purposes including: 1) Installation and upgrade of advanced technology capacity; 2) Installation of mature and specialty technology capacity; 3) Installation of advanced packaging capacity; 4) Fab construction, and installation of fab facility systems; 5) Second quarter through fourth quarter 2022 R&D capital investments and sustaining capital expenditures.

5. Approved the issuance of unsecured corporate bonds in the domestic market for an amount not to exceed NT$60 billion (approximately US$2.26 billion), and the issuance of US dollar-denominated unsecured corporate bonds in Taiwan’s International Bond Market for an amount not to exceed US$1 billion, to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.

6.To attract and retain corporate executives and critical talents and to link their compensation with shareholders’ interests and ESG achievements, the board approved the issuance of 1,387,000 shares of 2021 employee restricted stock awards (RSAs). In order to offset dilution from the increase of outstanding shares due to the above-mentioned issuance, the board approved a share buyback program for TSMC to buy back its common shares on the Taiwan Stock Exchange. In addition, the board approved the issuance of no more than 2,960,000 common shares of RSAs for the year 2022, which will be submitted to the 2022 Annual Shareholders’ Meeting for approval.

7.Approved the convening of the 2022 AGM for 9:00 a.m. on June 8, 2022 at Ambassador Hotel Hsinchu (10F, No. 188, Section 2, Zhonghua Road, Hsinchu).

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the year ended December 31, 2021 approved in TSMC Board of Directors meeting. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Audited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the year ended December 31, 2021)
Net sales	1,587,415,037
Gross profit	819,537,266
Income from operations	649,980,897
Income before tax	663,126,314
Net income	597,073,134
Net income attributable to shareholders of the parent	596,540,013
Basic EPS (NT$)	23.01

Balance Sheets Items (as of December 31, 2021)
Total assets	3,725,503,455
Total liabilities	1,554,770,250
Equity attributable to shareholders of the parent	2,168,286,553